                                                                   EXHIBIT 99.11

                         TRUPP HODNETT ENTERPRISES, INC.

                         FINANCIAL STATEMENTS
                         AS OF DECEMBER 31, 1997 AND MAY 26, 1998
                         TOGETHER WITH REPORT OF INDEPENDENT
                             PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Trupp Hodnett Enterprises, Inc. and
    THE Management Company:

We have audited the accompanying combined balance sheets of Trupp Hodnett Company, consisting of Trupp-Hodnett Enterprises, Inc., and THE Management Company (both Georgia corporations) (collectively "Trupp Hodnett Company" or the "Company") as of December 31, 1997 and May 26, 1998, and the related combined statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Trupp Hodnett Company, as of December 31, 1997 and May 26, 1998, and the results of their combined operations and their cash flows for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
July 17, 1998

                              TRUPP HODNETT COMPANY

                             COMBINED BALANCE SHEETS
                        (In thousands, except share data)


                                                              December 31,          May 26,
                                                                 1997                1998
                                                                 ----                ----
                         ASSETS
                         ------
CURRENT ASSETS:
    Cash and cash equivalents                                    $ 293              $ 406
    Cash held in trust                                             347                642
    Accounts receivable                                            100                 69
    Receivables from stockholders and employees                     32                 15
    Prepaid expenses and other current assets                       31                 72
                                                               --------           --------
              Total current assets                                 803              1,204

PROPERTY AND EQUIPMENT, net                                        259                282
                                                               --------           --------
              Total assets                                      $1,062             $1,486
                                                               --------           --------
                                                               --------           --------
             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------

CURRENT LIABILITIES:
    Short-term debt                                             $   -              $    -
    Customer deposits and deferred revenue                         331                641
    Payable to property owners                                      16                  1
    Accounts payable and accrued liabilities                       191                341
    Payable to stockholders                                         -                 221
                                                               --------           --------
              Total current liabilities                            538              1,204
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Common stock, no par; 2,000 shares
       authorized; 200 shares outstanding                            17                17
    Retained earnings                                               507               265
                                                               --------           --------
              Total stockholders' equity                            524               282
                                                               --------           --------
              Total liabilities and stockholders' equity         $1,062            $1,486
                                                               --------           --------
                                                               --------           --------



The accompanying notes are an integral part of these financial statements.


                              TRUPP HODNETT COMPANY

                        COMBINED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                    January 1
                                                Year Ended           Through
                                                December 31,          May 26,
                                                    1997               1998
                                                    ----               ----
REVENUES:
    Property rental fees                           $2,809             $1,169
    Real estate commissions, net                      892                698
    Service fees                                      360                102
                                                 --------           --------
              Total revenues                        4,061              1,969

OPERATING EXPENSES                                  1,838                901

GENERAL AND ADMINISTRATIVE EXPENSES                 2,024              1,071
                                                 --------           --------
    Income from operations                            199                 (3)

OTHER INCOME (EXPENSE):
    Interest expense, net                              (5)                 1
    Gain on sale of assets                             52                -
                                                 --------           --------
    Income (loss) before income taxes                 246                 (2)

PROVISION FOR INCOME TAXES                             60                -
                                                 --------           --------
NET INCOME (LOSS)                                  $  186             $   (2)
                                                 --------           --------
                                                 --------           --------

The accompanying notes are an integral part of these financial statements.

                              TRUPP HODNETT COMPANY

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        (In thousands, except share data)



                                          Common Stock
                                     -----------------------         Retained
                                     Shares           Amount         Earnings       Total
                                     ------           ------         --------       -----
BALANCE, December 31, 1996             200              $17            $ 399          $416
    Net income                          -                -               186           186
    Distributions                       -                -               (78)          (78)
                                      -----             ----           ------        ------
BALANCE, December 31, 1997             200               17              507           524
    Net loss                            -                -                (2)           (2)
    Distributions                       -                -              (240)         (240)
                                      -----             ----           ------        ------
BALANCE, May 26, 1998                  200              $17            $ 265          $282
                                      -----             ----           ------        ------
                                      -----             ----           ------        ------


The accompanying notes are an integral part of these financial statements.

                              TRUPP HODNETT COMPANY

                        COMBINED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                January 1,
                                                            Year Ended           Through
                                                            December 31,          May 26,
                                                               1997               1998
                                                               ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                 $186               $  (2)
    Adjustments to reconcile net income to net
     cash provided by operating activities--
          Depreciation                                           85                  29
          Gain on sale of assets                                (52)                -
    Changes in operating assets and liabilities--
       Cash held in trust                                       (26)               (295)
       Accounts receivable                                      (31)                 31
       Receivables from stockholder and employees                79                  17
       Prepaid expenses and other current assets                (14)                (41)
       Customer deposits and deferred revenue                    41                 310
       Payable to property owners                               (15)                (15)
       Accounts payable and accrued liabilities                  61                 150
                                                               -----             -------
              Net cash provided by operating
                 Activities                                     314                 184
                                                               -----             -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                          (99)                (52)
    Purchase of other assets                                    (80)                -
    Proceeds from sale of other assets                          105                 -
                                                               -----             -------
    Net cash used in investing
       Activities                                               (74)                (52)
                                                               -----             -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from short-term debt                                84                 -
    Payments on short-term debt                                 (97)                -
    Distributions to stockholders                               (78)                (19)
                                                               -----             -------
    Net cash used in financing activities                       (91)                (19)
                                                               -----             -------
NET INCREASE IN CASH AND
    CASH EQUIVALENTS                                            149                 113

CASH AND CASH EQUIVALENTS, beginning of
    period                                                      144                 293
                                                               -----             -------
CASH AND CASH EQUIVALENTS, end of period                       $293               $ 406
                                                               -----             -------
                                                               -----             -------


The accompanying notes are an integral part of these financial statements.

                              TRUPP HODNETT COMPANY

                        COMBINED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                   January 1,
                                               Year Ended           Through
                                              December 31,          May 26,
                                                 1997                1998
                                             ---------------       -----------


SUPPLEMENTAL DISCLOSURE OF CASH
    FLOW INFORMATION:
       Cash paid for interest                     $  18             $     2
                                                  -----             -------
                                                  -----             -------
       Cash paid for income taxes                 $   1             $   -
                                                  -----             -------
                                                  -----             -------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
    FINANCING ACTIVITIES:

       Accrued distribution to stockholders       $   -             $   221
                                                  -----             -------
                                                  -----             -------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:

In 1997, the Company sold certain fixed assets of the Company to a third party as follows:

Net book value of assets                                                $ 385
Debt assumed                                                             (332)
                                                                        ------
    Net assets sold                                                     $  53
                                                                        ------
                                                                        ------


The accompanying notes are an integral part of these financial statements.

                              TRUPP HODNETT COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

THE Management Company ("TMC"), an S Corporation, and Trupp-Hodnett Enterprises, Inc. ("THE"), a C Corporation, (collectively "Trupp Hodnett" or the "Company"), both Georgia corporations, are leading providers of vacation property rentals, management services and sales in St. Simons Island, Georgia. Trupp Hodnett manages approximately 400 total rental units. The Company provides its management services to property owners pursuant to management contracts, which generally are one year in length. The majority of such contracts contain automatic renewal provisions but also allow property owners to terminate the contract at any time. The Company's operations are seasonal, with peaks during the second and third quarters of the year.

On May 26, 1998, ResortQuest International, Inc. ("ResortQuest") consummated its initial public offering and acquired all of the outstanding stock of the Company in exchange for cash and shares of ResortQuest common stock (the "Combination"). In addition, the owner and certain key employees have agreed to reductions in salary and benefits which would have reduced general and administrative expenses by approximately $1.1 million for the year ended December 31, 1997, and $317,000 for the period from January 1, 1998 through May 26, 1998. In addition, certain stockholders retained non-operating assets and assumed or retired certain liabilities that were excluded from the Combination and the purchase price for the Company was adjusted for certain working capital adjustments of approximately $221,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Revenue Recognition

The Company records property rental fees on the accrual basis of accounting, ratably over the term of guest stays, as earned. For weekly and monthly stays in homes and cottages the Company requires a deposit equal to 50% of the rental fee 60 days prior to the expected arrival date. These deposits are refundable with 60 days notice of cancellation. Daily and weekly stays in "condo hotels" use a credit card to guarantee arrival.

All deposits are recorded as customer deposits and deferred revenue in the accompanying combined financial statements until the guest stay commences. Advance deposits are recorded as payable to property owners, ratably over the term of guest stays, as earned. The Company records revenue for cancellations as they occur.

Service fees are recorded for a variety of services and are recognized as the service is provided, including management fees.

Commissions on real estate sales are recognized at closing and are recorded net of the related commission expense. The Company recognized commission revenues of $1,621,000 and $1,208,000 for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998, respectively, and commission expense of $729,000 and $510,000 for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998.

        Operating Expenses

Operating expenses include travel agent commissions, salaries, communications, advertising, credit card fees and other costs associated with managing and selling properties.

        Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

        Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the combined statements of operations.

        Income Taxes

TMC has elected S Corporation status as defined by the Internal Revenue Code and state tax statutes, whereby, TMC is not subject to taxation for federal or state tax purposes. Under S Corporation status, the stockholders report their share of the Company's taxable earnings or losses in their personal tax returns.

THE is a regular C Corporation and as such is subject to taxation for federal and state purposes. THE accounts for income taxes under the provisions of Statement of Financial Accounting

Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") Under SFAS No. 109, the current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of: (a) temporary differences between the tax bases of assets and liabilities and amounts reported in the consolidated balance sheets, and (b) operating loss and tax credit carryforwards. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. The measurement of deferred tax assets may be reduced by a valuation allowance based on judgemental assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized.

        Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Concentration of Risk

The Company's operations are exclusively in the St. Simons Island area and are subject to significant changes due to weather conditions.

3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

Property and equipment consisted of the following (in thousands):


                                                        Estimated
                                                       Useful Lives         December 31,        May 26,
                                                         In Years               1997             1998
                                                         --------               ----             ----
       Leasehold improvements                                31               $   40            $  40
       Office equipment and vehicles                        3 - 7                635              595
                                                                              ------           ------
                                                                                 675              635
       Less - Accumulated depreciation                                          (416)            (353)
                                                                              ------            -----
       Property and equipment, net                                             $ 259             $282
                                                                              ------            -----
                                                                              ------            -----


Accounts payable and accrued liabilities consisted of the following (in thousands):

                                                   December 31,         May 26,
                                                      1997               1998
                                                      ----               ----
Accrued compensation and benefits                     $ 36               $ 45
Accounts payable and other accrued liabilities         155                296
                                                      ----               ----
Total accounts payable and accrued liabilities        $191               $341
                                                      ----               ----
                                                      ----               ----


4. SHORT-TERM DEBT:

As of December 31, 1997 and May 26, 1998, the Company had two outstanding unused, unsecured lines of credit with banks. The Company's $100,000 line of credit bears interest at the Chase Manhattan Bank prime rate plus 1.0% and matures December 1, 1998. The Company's $30,000 line of credit bears interest at the Wall Street Journal's bank prime rate plus 2.0% and matures June 1, 1998.

5. SALE OF OTHER ASSETS:

During 1997, the Company sold other assets (comprised of land and a building) with a book value totaling $250,000 and the related note payable of $208,000 to a third-party for $94,000. The Company recorded a gain of $52,000, which is included in other income. Additionally, a sale to a related party was consummated (see Note 8).

6. INCOME TAXES:

The provision for income taxes consists of the following (in thousands):


                                                                January 1,
                                      December 31,               Through
                                         1997                  May 26, 1998
                                         ----                ------------

     Current                             $60                     $  -
                                         ---                     ----
                                         ---                     ----


The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax statutory rate of 34% for the following reasons (in thousands):

                                                                  January 1,
                                         December 31,               Through
                                             1997                May 26, 1998
                                             ----                ------------

     U.S. corporate income tax provision
       (benefit) at statutory rate            $ 84                    $(1)
     State income taxes                          9                      1
     S Corporation income                      (33)                     -
                                              ----                    ---
                                              $ 60                    $ -
                                              ----                    ---
                                              ----                    ---

7. COMMITMENTS AND CONTINGENCIES:

        Litigation

The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's combined financial position or results of operations.

        Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company is self-insured for employee medical with a stop-loss policy beginning at $7,500. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying combined financial statements.

        Benefit Plans

The Company began a 401(k) retirement plan in April of 1997 which is available to substantially all of the Company's employees. The Company is obligated to match the employee's contribution up to 5%. The cost of this plan to the Company was approximately $9,000 for the year ended December 31, 1997 and approximately $5,000 for the period from January 1, 1998 through May 26, 1998.

8. RELATED PARTIES:

The Company's revenues include approximately $187,000 for the year ended December 31, 1997 and $75,000 for the period from January 1, 1998 through May 26, 1998, respectively, for fees earned from properties in which the Company's stockholders have an ownership interest. In 1997, the Company sold a building, the related land (total book value of $135,000) and the related $124,000 mortgage note payable to the Company's stockholders for $11,000 in cash.

The Company has agreements to lease office space from the stockholders and the minimum lease payments are as follows (in thousands):

                                    December 31,         May 26,
                                       1997               1998
                                       ----               ----
         1998                        $  112              $   66
         1999                           117                 117
         2000                           122                 122
         2001                           126                 126
         2002                           131                 131
         Thereafter                     967                 967
                                     -------             -------
                                     $1,575              $1,529
                                     -------             -------
                                     -------             -------

During the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998, the Company recorded rental expense of $110,000 and $47,000, respectively, relating to the above leases.